Filed Pursuant to Rule 433

under the Securities Act

Registration Statement

No. 333-222194

Santander Holdings USA, Inc.

$1,000,000,000 3.500% Senior Notes due 2024

Pricing Term Sheet

Issuer:	Santander Holdings USA, Inc. (the “Issuer”)

Securities:	3.500% Senior Notes due 2024 (the “Notes”)

Expected Ratings[1]:	Baa3/BBB+/BBB+ (Moody’s/S&P/Fitch) (all stable)

Security Type:	Senior Unsecured Notes

Trade Date:	June 4, 2019

Settlement Date:	June 7, 2019 (T+3). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Maturity Date:	June 7, 2024

Principal Amount:	$1,000,000,000

Benchmark Treasury:	UST 2.000% due May 31, 2024

Benchmark Treasury Price and Yield:	100-163⁄4 / 1.889%

Spread to Benchmark Treasury:	+163 bps

Yield to Maturity:	3.519%

Coupon:	3.500%

Public Offering Price:	99.914%

Net Proceeds:	$995,640,000 (before expenses)

Interest Payment Dates:	Interest on the Notes is payable semi-annually in arrears on June 7 and December 7 of each year, beginning December 7, 2019.

Optional Redemption:	The Notes will be redeemable at the Issuer’s option, in whole or in part, at any time or from time to time, on or after December 4, 2019 (180 days after the issue date) (or, if additional notes are issued, beginning 180 days after the issue date of such additional notes), and prior to May 7, 2024 (31 days prior to the maturity date), in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•	100% of the aggregate principal amount of the Notes being redeemed on that redemption date; and
•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes to be redeemed matured on May 7, 2024 (31 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in this prospectus supplement) plus 25 basis points.

On or after May 7, 2024 (31 days prior to the maturity date), the Notes will be redeemable, in whole or in part, at any time and from time to time, at the Issuer’s option at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Listing:	The Notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the Notes.

CUSIP:	80282KAW6

ISIN:	US80282KAW62

Joint Book-Running Managers:	Barclays Capital Inc.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Co-Managers	Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

TD Securities (USA) LLC

The Issuer has filed a registration statement (File No. 333-222194) including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) RBC Capital Markets, LLC toll-free at 1-866-375-6829 or (iv) Santander Investment Securities Inc. toll-free at 1-855-403-3636.

1

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.